John Hancock Financial Services, Inc.

John Hancock Place Post Office Box 111 Boston, Massachusetts 02117 (617) 572-0320 E-mail: pminella@jhancock.com

Paula Minella

AVP & Counsel

John Hancock Financial Services

March 26, 2014

via EDGAR

Division of Investment Management

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

Re:	John Hancock Life Insurance Company (U.S.A.)

Separate Account A - File No. 811-4834

Initial Form N-6 Registration Statement under the 1933 Act

John Hancock Life Insurance Life Insurance Company of New York

Separate Account B - File No. 811-8329

Initial Form N-6 Registration Statement under the 1933 Act

Commissioners:

Conveyed herewith via EDGAR for filing under the Securities Act of 1933 (“1933 Act”), pursuant to Rule 101(a)(i) of Regulation S-T, are the initial Form N-6 registration statements for the Separate Account A and Separate Account B (collectively, the “Registrants”) relating to the Simplified Issue (“SIVUL”), a flexible premium variable universal life insurance policy, to be offered by John Hancock Life Insurance Company (U.S.A.) (“John Hancock USA”) and John Hancock Life Insurance Company of New York (“John Hancock NY,” and collectively, with John Hancock USA, the “Depositors”).

The purpose of these filings is to add the SIVUL prospectus to the Registrants’ filings under the Investment Company Act of 1940 and to obtain a separate 1933 Act file number for the separate account interests offered through the SIVUL prospectus.

Background of Enclosed Filing

The SIVUL prospectus is similar to the Accumulation Variable Universal Life 2014 (“AVUL 2014”) prospectus filed with the SEC by the Registrants, as an initial registration statement on February 18, 2014, under File Nos. 811-4834 and 811-8329 and 333-193994 and 333-193995. SIVUL differs from AVUL 2014 in that SIVUL:

(i)	offers simplified underwriting at issue, which means we will not require the insured to undergo a medical exam in order to determine insurability;

(ii)	does not offer a fixed account as an investment option;

(iii)	requires policies to be issued with death benefit Option 2 (policy owners may change the death benefit from Option 2 to Option 1 after the first policy year);

(iv)	does not offer the election of the supplemental face amount;

(v)	offers the election of only two optional riders: Overloan Protection Rider and Accelerated Benefit Rider; and

(vi)	applies the guideline premium test to determine a policy’s qualification for life insurance under Federal tax law.

Matters to be Completed by Pre-Effective Amendment

Registrants will file pre-effective amendments to respond to comments of the Commission staff and otherwise complete the enclosed filings prior to effectiveness, including adding the required exhibits and consents, updating the table of investment accounts available under the policy, updating the fee table and related footnotes for the fees and expenses of the investment accounts, adding the audited fiscal year end 2013 financial statements for the Registrants and the Depositors and updating the references to these financial statements in the registration statement. Registrants would appreciate receiving any comments the Commission staff may have prior to that time pertaining to the enclosed registration statements.

Request for Selective Review

In view of the similarities between the enclosed SIVUL and the AVUL 2014 prospectus, we hereby request, on behalf of Registrants and the Depositors, that the staff accord the enclosed registration statements expedited selective review.

Request for Acceleration

An oral request for acceleration of the enclosed filings may be made. The Registrants and their Principal Underwriter have authorized us to hereby state to the Commission on their behalf that they are aware of their obligations under the Securities Act of 1933.

Registrants do, hereby, acknowledge and agree, that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	the Registrants may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct all questions to the undersigned at (617) 572-0320. Thank you.

Sincerely,

/s/ Paula Minella

Enclosure